Exhibit 12.3

Ameren Illinois Company

Computation of Ratio of Earnings to Fixed Charges and Combined

Fixed Charges and Preferred Stock Dividend Requirements

(Thousands of Dollars, Except Ratios)

	Nine Months Ended September 30, 2011	Year Ended December 31, 2010
Net income from continuing operations	$170,019	$212,547
Add- Taxes based on income	111,264	136,614

Net income before income taxes	281,283	349,161
Add- fixed charges:
Interest on short-term and long-term debt (a)	100,188	152,667
Estimated interest cost within rental expense	2,717	3,899
Amortization of net debt premium, discount, and expenses	3,947	5,250

Total fixed charges	106,852	161,816

Earnings available for fixed charges	388,135	510,977

Ratio of earnings to fixed charges	3.63	3.15

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	2,267	4,435
Adjustment to pretax basis	1,484	2,396

	3,751	6,831

Combined fixed charges and preferred stock dividend requirements	$110,603	$168,647

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	3.51	3.02

(a)	Includes interest expense related to uncertain tax positions